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                            January 28, 2021

       Yang Gui
       Chief Executive Officer
       Ecomat Inc
       40 Wall Street, 28th Floor
       New York, NY 10005

                                                        Re: Ecomat Inc
                                                            Current Report on
Form 8-K
                                                            Filed January 12,
2021
                                                            File No. 000-21613

       Dear Ms. Gui:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Current Report on Form 8-K filed January 12, 2021

       Item 2.01. Completion of Acquisition or Disposition of Assets, page 1

   1. Based on your Form 10-Q for the fiscal quarter ended September 30, 2020, it appears that you were a shell
company, as defined in Exchange Act Rule 12b-2, prior to the transactions described
in the Form 8-K. In this regard, we note that you have checked the box on the cover of
Form 10-Q indicating that you are a shell company, and as of
                                                        September 30, 2020, you
had no assets and no or nominal operations. Please provide us with your analysis of
whether the transactions described in the Form 8-K resulted in a change in your shell
company status. If they did, please amend the Form 8-K to include the disclosure required
by Items 2.01(f) and 5.06 of Form 8-K, including the financial statements required by
Item 9.01(a) and (b) of Form 8-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Yang Gui
Ecomat Inc
January 28, 2021
Page 2

       You may contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-4515 with any questions.



                                                        Sincerely,
FirstName LastNameYang Gui
                                                        Division of Corporation
Finance
Comapany NameEcomat Inc
                                                        Office of Trade &
Services
January 28, 2021 Page 2
cc:       Ying Li
FirstName LastName